CONFIDENTIAL

December 31, 2019

VIA EDGAR, EMAIL AND HAND DELIVERY

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block and John Dana Brown

Re:	BancPlus Corporation
Draft Registration Statement on Form S-4
Confidentially Submitted November 26, 2019
CIK No. 0001118004

Ladies and Gentleman:

On behalf of our client, BancPlus Corporation, a Mississippi Corporation (the “Company”), we are submitting the Company’s responses to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-captioned confidential draft registration statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated December 20, 2019 (the “Comment Letter”).

In response to the Staff’s comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a second confidential draft registration statement on Form S-4 (the “Amendment”) together with this response letter. Additionally, we are sending, under separate cover, a copy of the Amendment and four marked copies of the Amendment showing the changes to the draft of the Registration Statement confidentially submitted on November 26, 2019.

On behalf of the Company, we are supplementally providing with this letter materials in response to the Staff’s comments and in support of information in the Registration Statement (the “Supplemental Materials”). We have included cross-references to the Supplemental Materials in this letter where appropriate. Because of the commercially sensitive nature of the information contained in the Supplemental Materials, this submission is accompanied by the Company’s request for confidential treatment for the Supplemental Materials pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83) and the Freedom of Information Act. Pursuant to Rule 418(b) of the Securities Act of 1933, as amended (the “Securities Act”), the Company respectfully requests that the Staff return upon completion of its review each of the Supplemental Materials furnished to the Staff. As noted in the request for confidential treatment, if you have any questions or if we can provide any additional information, please do not hesitate to contact the persons listed at the end of this response letter.

445 North Boulevard, Suite 800  |  Baton Rouge, LA 70802  |  T: 225.248.2000  |  F: 225.248.2010  |  joneswalker.com

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Capitalized terms used but not defined herein have the meanings specified in the Amendment.

Risk Factors

There is no organized public market for BancPlus common stock, page 36

1.	Please disclose here whether or not you anticipate applying to list your common stock on an exchange, or advise.

Response:    In response to the Staff’s comment, the Company advises the Staff that the Company has no intentions to list its common stock on a securities exchange in connection with the transaction. The Company has revised the above-referenced risk factor on page 37 of the Amendment to indicate that the Company does not intend to list its common stock on a securities exchange or have its shares quoted on a quotation system in connection with the transaction.

The price of BancPlus common stock after the transaction may be affected by factors different from those currently, page 40

2.	Please clarify, to the extent known, which factors you are referring to in this risk factor.

Response:    The Company has revised the above-referenced risk factor on page 41 of the Amendment to discuss the relevant factors in response to the Staff’s comment.

The Transaction

Background of the Transaction, page 78

3.	Please expand to discuss in the Background section how the consideration was agreed upon and which party initially proposed the agreed upon consideration.

Response:    The disclosure on pages 80-83 of the Amendment has been revised in response to the Staff’s comment.

4.

We note the disclosure that over weeks in June 2019, and also in September 2019, that discussions and negotiations took place between the two companies. Please expand to discuss each meeting, including what was discussed.

Response:    The disclosure on pages 80-83 of the Amendment has been revised and expanded in response to the Staff’s comment.

SCC’s Reasons for the Transaction, page 81

5.	Please indicate which factors the board considered positive or negative factors.

Response:    The disclosure on pages 83-85 of the Amendment has been revised in response to the Staff’s comment to indicate the positive and negative factors considered by the SCC board.

December 31, 2019

Opinion of SCC’s Financial Advisor, page 82

6.

We note the disclosure that Stephens reviewed projections provided by both SCC and Bancplus. Please disclose these projections or tell us your basis for concluding disclosure of the projections is not material to an investor’s voting decision.

Response:    The disclosure on pages 95-97 of the Amendment has been revised to include a summary of the material management projections and forecasts provided to Stephens in connection with its fairness opinion in response to the Staff’s comment.

Valuation of BancPlus Common Stock

Selected Public Company Analysis, page 84

7.

Please disclose whether any additional companies that fit the criteria were not used in the analysis, and if not, why not. Similarly, please disclose whether any additional transactions that fit the comparable transaction analysis were not used, and if so, why not.

Response:    The Company respectfully advises the Staff that Stephens compiled the peer group based on its professional experience and knowledge of publicly traded depository institutions headquartered in the Gulf South region of the United States. As disclosed on page 85 of the Registration Statement (which is page 88 of the Amendment), in determining the peer group of 41 banks and precedent transactions, Stephens chose companies headquartered in the United States that were traded on NASDAQ and NYSE with total assets between $2.0 billion and $5.0 billion, year to date return on average assets greater than 120 bps and had analyst earnings per share estimates for 2019-2020. Stephens may have excluded certain banks or precedent transactions that fit this criteria if it did not believe they were appropriate comparisons for purposes of its fairness opinion. In light of this response, the Company respectfully believes that further disclosure is not necessary.

Material United States Federal Income Tax Consequences, page 117

8.

Please refer to the second paragraph in this section. Please revise to delete the phrase that this is “a general discussion.” Refer generally to Section III of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at www.sec.gov.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Amendment to clarify that the disclosure addresses the material U.S. federal income tax consequences of the transaction.

Exclusive Forum, page 124

9.

We note that your forum selection provision identifies the Chancery Court of Madison County, Mississippi as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure

December 31, 2019

that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Additionally explain the operation of the “federal district court forum selection clause” referenced here, given your statement that the Madison County Chancery Court of the State of Mississippi is the sole and exclusive forum for certain types of actions and proceedings that may be initiated by BancPlus shareholders.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 72, 131, and 138 of the Amendment to clarify that the Company’s forum selection provision is not intended to apply to claims arising under the Securities Act and Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bancplus

Results of Operations—Comparison of Results of Operations for the Years Ended December 31,

2018 and December 31, 2017

Provision for Loan Losses, page 193

10.

We note that you attribute the increase in the provision for loan losses ($8.0 million, or 109.6%) to the growth in your loan portfolio and replenishment of the reserve based on net charge-offs of loans. Please revise your disclosure to provide a more granular discussion of the causal factors that resulted in the increases. For example, it is not clear how this explanation reconciles with the trends in your Other Commercial (secured by real estate) loan portfolio where we noticed loan growth increased approximately 10% (or $59.4 million), net charge-offs were $678 thousand, however your provision was $6.1 million (increasing your allowance for loan losses by more than 105%). Your response and revised disclosure should not be limited only to the aforementioned example. Your response and revision should also consider how other movements and changes in activity in each respective loan category and the specific related provisioning, charge-offs and related recoveries for those individual categories (where significant), were considered in how management thought about the overall provisioning process for the periods noted.

Response:    In response to the Staff’s comment, the Company respectfully advises the Staff that during the fourth quarter of 2018, its provision for loan losses increased due to specific reserves on other commercial real estate totaling $5.6 million. This reserve specifically related to two loans, totaling $8.5 million, belonging to one borrower who filed for Chapter 11 bankruptcy following the notification from its single tenant that it was closing all of its locations nationwide. These loans were downgraded to substandard in the 4th quarter of 2018 and individually reviewed for impairment. The Company’s discussion of the change in provision for loan losses from December 31, 2017 to December 31, 2018 on page 199 of the Amendment has been revised to reflect this information.

11.

In addition to our comment above, please be sure to bridge your discussion in MD&A to the asset and quality trends as presented within your notes to the financial statements, for example, on pages F-26 and F-27. It might be useful, where possible, to provide quantification of the number and value of loans or specific credits within a loan portfolio class that that have experienced deterioration in a specific period.

Response:    The Nonperforming Assets disclosure and the Allowance for Loan Losses disclosure, both on page 208 have been revised in response to the Staff’s comment.

December 31, 2019

Noninterest Expense, page 194

12.

We note the increase in your other real estate expenses and losses (i.e. $15.7 million, or 203.3%) was primarily attributable to write-downs of other real estate owned (“OREO”) during the fourth quarter of 2018. We also note your OREO is initially recorded at fair value less cost to sell, and subsequently accounted for at lower of cost or fair value less estimated cost to sell at each period end. Please revise your disclosure to elaborate on the events or the causal factors that resulted in such significant write-downs during the fourth quarter of 2018.

Response:    The disclosure on page 200 of the Amendment has been revised in response to the Staff’s comment.

13.	In addition to our comment above, provide to us supplementally, a schedule of the OREO assets and related write-downs at December 31, 2018 detailing the following information:

•	the underlying OREO asset (e.g. residential, construction and land, farmland, other commercial, C&I, etc.);

•	the date the loan was transferred to OREO, the initial recorded fair value (i.e. at the transfer date to OREO), and the corresponding appraisal value;

•

property appraisal dates and appraisal values (identify in-house or independent third-party appraisers) subsequent to the initial recorded fair value specifying corresponding write-downs in prior periods (if any); and

•	reconcile the write-down amounts in your schedule provided to the amounts disclosed in your financial statements (e.g. write-downs on page F-30).

Response:    In response to the Staff’s comment, we are providing to the Staff on a supplemental basis under separate cover a schedule of the Company’s OREO assets and related write-downs at December 31, 2018. Such supplemental submission includes a request that the materials be kept confidential in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 CFR 200.83) and that such materials be returned following review under Securities Act Rule 418(b). Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto.

BancPlus Corporation and Subsidiaries

Note 1: Summary of Significant Accounting Policies

Earnings Per Share, page F-14

14.

We note that you have included the unallocated ESOP shares in the calculation of your diluted earnings per share. ASC 718-40-45-3 states that employee stock ownership plan shares that have not been committed to be released shall not be considered outstanding for basic and diluted earnings per share. Please tell us if you have committed to release these shares or how your computation complies with ASC 718-40.

Response:    As disclosed in Note 14 to the Company’s audited financial statements as of and for the years ended December 31, 2018 and 2017, the Company respectfully advises the Staff that the unallocated ESOP shares are committed to be released to participants proportionately as the Company’s loans to the ESOP are repaid.

Please do not hesitate to contact either Michael D. Waters at (205) 244-5210 or mwaters@joneswalker.com, or the undersigned at (225) 248-2030 or alayfield@joneswalker.com if you have any questions regarding the foregoing or if we can provide any additional information.

December 31, 2019

Very truly yours,

/s/ Alexandra C. Layfield
Alexandra C. Layfield

cc:	William A. Ray, BancPlus Corporation
M. Ann Southerland, BancPlus Corporation
Michael D. Waters, Jones Walker LLP

December 31, 2019